

SEC 07003997 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66165

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 21 CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 NORTH FRANKLIN 6th FLOOR
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60610 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT CARLSSON 312-337-2122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM A. BRONEC, LTD.
(Name – *if individual, state last, first, middle name*)

241 LAWTON ROAD (Address) RIVERSIDE (City) ILLINOIS (State) 60546 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. D.C.
156 SE

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT A. CARLSSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 21 CAPITAL GROUP, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
Matt Gross
Notary Public, State of Illinois
Cook County
My Commission Expires August 8, 2010

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

William A Bronec, LTD.
Certified Public Accountant
241 Lawton Road
Riverside, Illinois 60546
Phone: 708-442-8092
Fax: 708-442-6521

E-Mail: wbrocpa@netscape.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
21 Capital Group, Inc.

We have audited the accompanying statement of financial condition of 21 Capital Group, Inc. (an Illinois Corporation) as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, the financial position of 21 Capital Group, Inc., as of December 31, 2006, and the statement of income, retained earnings and changes in cash flows for the year then ended, in conformity with generally accepted accounting principles.

William A Bronec, LTD.

William A. Bronec, LTD.

February 22, 2007

21 CAPITAL GROUP, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2006

EXHIBIT A

ASSETS		
CURRENT ASSETS:		
Cash		$ 8,494
Other Current Asset - CRD Deposit		455
Total Current Assets		8,949
Total Assets		$ 8,949
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued Payroll Taxes	$ 581	
Total Current Liabilities		$ 581
SHAREHOLDER'S EQUITY		
Common Stock; no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000	
Additional Paid In Capital	25,538	
Retained Earnings (Deficit)	(18,170)	
Total Shareholder Equity		8,368
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 8,949

See Accountant's Report and Accompanying Notes

END